U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                                                   SEC File Number

                                                      CUSIP NUMBER

                            FORM 12B-25

                    NOTIFICATION OF LATE FILING
                            (Check One):

         [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
                  [ X  ] Form 10-Q    [   ] Form N-SAR

  For Period Ended: June 30, 2003
  [   ] Transition Report on Form 10-K
  [   ] Transition Report on Form 20-F
  [   ] Transition Report on Form 11-K
  [ X ] Transition Report on Form 10-Q
  [   ] Transition Report on Form N-SAR
  For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form.  Please
  Print or Type.

  Nothing in this form shall be construed to imply that the
                             Commission has
               verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  Part I - Registrant Information

  Full name of Registrant:             Medinex Systems, Inc.

  Former Name if Applicable:           N/A

  Address of Principal Executive Office (Street and Number)
                         1200 West Ironwood Drive, Suite 309
  City, State and Zip Code:            Coeur D'Alene ID 83814

  Part II - Rules 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)   The reasons described in reasonable detail
                        in Part III of this form could not be
                        eliminated without unreasonable effort or
                        expense;
       X          (b)   The subject annual report, semi-annual
                        report, transition report on Form 10-K,
                        Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)   The accountant's statement or other
                        exhibit required by Rule 12b-25(c) has
                        been attached if applicable.

  Part III - Narrative

  State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

  Medinex Systems, Inc., (the "Company") needs additional time for their auditors to review the 10-Q filing. The Company filed Chapter 11 Bankruptcy and only recently has acquired sufficient means to pay the administrative expenses to complete the audit. The Company will file the Form 10-Q within the extension periods.

  Part IV - Other Information

  (1) Name and telephone number of person to contact in regard to this notification.

        Colin Christie          (602)                765-9242

           (Name)             (Area Code)       (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? (If answer is no, identify report(s).
                                              [ X ] Yes   [   ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [   ] Yes   [ X ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                ********

                       MEDINEX SYSTEMS, INC.
              (Name of Registrant as specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


  Date:    August 15, 2003      By: /s/   Colin Christie
	                                  Colin Christie
                	                  Chief Executive Officer